TASEKO MINES LIMITED Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting, for the three and six months ended June 30, 2025 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 6, 2025.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures, which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 29.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and the Florence Copper project ("Florence" or "Florence Copper"), which is located in Arizona and is currently under construction.  Taseko also owns the Yellowhead copper, New Prosperity copper-gold, and Aley niobium projects in British Columbia.

Highlights

Operating data	Three months ended June 30,			Six months ended June 30,
(Gibraltar – 100% basis)	2025	2024	Change	2025	2024	Change
Tons mined (millions)	30.4	18.4	12.0	53.6	41.2	12.4
Tons milled (millions)	7.7	5.7	2.0	15.6	13.4	2.2
Production (million pounds Cu)	19.8	20.2	(0.4)	39.8	49.9	(10.1)
Sales (million pounds Cu)	19.0	22.6	(3.6)	40.8	54.3	(13.5)

Financial Data (Cdn$ in thousands, except for per share amounts)	Three months ended June 30,			Six months ended June 30,
	2025	2024	Change	2025	2024[1]	Change
Revenues	116,082	137,730	(21,648)	255,231	284,677	(29,446)
Cash flows from operations	25,954	34,711	(8,757)	81,846	94,285	(12,439)
Net income (loss)	21,868	(10,953)	32,821	(6,692)	7,943	(14,635)
Per share – basic (“EPS”)	0.07	(0.04)	0.11	(0.02)	0.03	(0.05)
Earnings from mining operations before depletion, amortization and non-recurring items*	20,700	76,928	(56,228)	59,491	129,725	(70,234)
Adjusted EBITDA*	17,432	70,777	(53,345)	51,682	120,700	(69,018)
Adjusted net (loss) income*	(13,025)	30,503	(43,528)	(19,968)	38,231	(58,199)
Per share – basic (“Adjusted EPS”)*	(0.04)	0.10	(0.14)	(0.06)	0.13	(0.19)

1 On March 25, 2024, the Company completed its acquisition of the remaining 50% interest in Cariboo Copper Corp. (“Cariboo”) from Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co., Ltd. (“Furukawa”) and increased its effective interest in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A reflect the Company’s 87.5% effective interest from March 15, 2023 to March 25, 2024 and 100% effective interest thereafter.  For more information on the Company’s acquisition of Cariboo, refer to the Financial Statements—Note 12a.

TASEKO MINES LIMITED Management's Discussion and Analysis

Second Quarter Review

• Earnings from mining operations before depletion, amortization and non-recurring items* was $20.7 million, Adjusted EBITDA* was $17.4 million and cash flows from operations was $26.0 million;

• Net income was $21.9 million ($0.07 per share) and Adjusted net loss* was $13.0 million ($0.04 loss per share) after removal of unrealized foreign exchange gains on the Company's US dollar-denominated debt;

• Gibraltar produced 19.8 million pounds of copper at a total operating (C1) cost* of US$3.14 per pound of copper produced.  Copper head grade was 0.20% and recovery was 63% for the quarter reflecting the continued processing of lower grade stockpiled material which also had higher oxidation;

• Gibraltar sold 19.0 million pounds of copper at an average realized copper price of US$4.32 per pound and at an average Canadian dollar exchange rate of 1.38, contributing to revenues of $116.1 million for Taseko;

• At June 30, 2025, construction of the Florence Copper commercial production facility was over 90% complete and remains on schedule for first copper production before the end of the year.  All 90 injection and recovery wells planned for the construction phase have now been drilled and completed.  Construction of the solvent extraction and electrowinning areas continue to advance, with the installation of major components well underway;

• In June 2025, Taseko, Tŝilhqot'in Nation and the Province of BC reached an agreement concerning the New Prosperity project.  Taseko received a payment of $75 million from the Province of BC on closing of the transaction in the second quarter;

• In July 2025, the Company filed an updated technical report on the Yellowhead project highlighting an after-tax net present value of $2.0 billion for the project (8% after-tax discount rate), after-tax internal rate of return of 21%, and payback period of 3.3 years.  The Company also announced that it had submitted an Initial Project Description for the Yellowhead project and formally commenced the Environmental Assessment process with regulators;

• The Company has copper collar contracts in place to secure a minimum copper price of US$4.00 per pound for 54 million pounds of copper for the remainder of 2025; and,

• At June 30, 2025, the Company had a cash balance of $122.0 million and available liquidity of $197.0 million including the undrawn portion of its corporate revolving credit facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar

Operating data (100% basis)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Tons mined (millions)	30.4	23.2	24.0	23.2	18.4
Tons milled (millions)	7.7	7.9	8.3	7.6	5.7
Strip ratio	2.3	4.6	1.9	1.2	1.6
Site operating cost per ton milled*	$11.23	$8.73	$12.18	$14.23	$13.93
Copper concentrate
Head grade (%)	0.20	0.19	0.22	0.23	0.23
Copper recovery (%)	63.2	67.5	78.2	78.9	77.7
Production (million pounds Cu)	19.4	20.0	28.6	27.1	20.2
Sales (million pounds Cu)	19.0	21.8	27.4	26.3	22.6
Inventory (million pounds Cu)	2.7	2.3	4.1	2.9	2.3
Copper cathode
Production (thousand pounds Cu)	395	-	-	-	-
Sales (thousand pounds Cu)	-	-	-	-	-
Molybdenum concentrate
Production (thousand pounds Mo)	180	336	578	421	185
Sales (thousand pounds Mo)	178	364	607	348	221
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$3.15	$2.41	$2.52	$2.91	$2.88
By-product credit*	(0.19)	(0.33)	(0.42)	(0.25)	(0.26)
Site operating cost, net of by-product credit*	2.96	2.08	2.10	2.66	2.62
Off-property cost*	0.18	0.18	0.32	0.26	0.37
Total operating (C1) cost*	$3.14	$2.26	$2.42	$2.92	$2.99

1 Copper pounds produced includes both copper in concentrate and copper cathode.

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Second Quarter Review

Mining operations continued to advance through the upper sections of the Connector pit, opening up the deeper, higher quality ore zones for the next phase of mining.  A total of 30.4 million tons were mined in the second quarter, a 30% increase over the prior quarter due to increased productivity of the mining fleet.  Approximately 65% of the ore mined in the quarter was oxide ore, which was added to the heap leach pads and contributed to a lower strip ratio.

Lower-grade stockpiled ore continued to be the primary source of mill feed in the quarter, resulting in copper production levels similar to the first quarter.  Gibraltar produced 19.4 million pounds of copper in concentrate in the second quarter.  Copper head grade was 0.20% and recovery was 63%, impacted by oxidation and supergene material in the stockpiled ore which mainly originated from the upper benches of the Connector pit.  Mill throughput was 7.7 million tons in the quarter and remained consistently at nameplate capacity throughout the quarter.

In the second quarter, Gibraltar completed the refurbishment and successfully restarted its solvent extraction and electrowinning ("SX/EW") plant which had been idle since 2015 and produced 395 thousand pounds of copper cathode.

Capitalized stripping costs totaling $30.8 million remained higher in the second quarter attributable to a higher than normal strip ratio for sulphide ore tons in the Connector pit.  Total site costs* including capitalized stripping was $116.8 million in the quarter, higher than the prior quarter primarily due to higher mining rates.  Total site costs were also higher than the prior year quarter due to mill downtime in 2024 related to a labour strike and crusher relocation project.

Molybdenum production was 180 thousand pounds in the second quarter, comparable to 185 thousand pounds in the comparative prior year quarter.  At an average molybdenum price of US$20.71 per pound for the quarter, molybdenum contributed a by-product credit of US$0.19 per pound of copper produced.

Off-property costs of US$0.18 per pound of copper produced were consistent with the prior quarter and reflect Gibraltar's 2025 offtake agreements with average treatment and refining charges ("TCRC") of $nil for the year.

Total operating (C1) costs* were US$3.14 per pound of copper produced in the second quarter compared to US$2.99 per pound of copper produced in the comparative prior year quarter.  The increase in total operating (C1) costs was attributable to low site operating costs in the prior year from mill downtime, as well as lower copper production, more oxide ore added to the leach pads and lower molybdenum by-product credits in the current quarter, partially offset by higher capitalized stripping costs and lower off-property costs as outlined in the bridge graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

Gibraltar Outlook

Mining activity will continue to advance in the Connector pit, which will be the primary source of mill feed for the remainder of 2025 and the years ahead.  Significant increases in head grades and recoveries, and higher mill throughput from processing the softer Connector pit ore, are expected in the second half of 2025 and continuing into 2026.  Copper production for the year is expected to be 110 to 120 million pounds, including cathode production.

Molybdenum production is also forecast to increase in the second half of 2025 as molybdenum grades are expected to be notably higher in Connector pit ore.

The Company has offtake agreements covering Gibraltar concentrate production in 2025 and 2026, which contain significantly lower and in certain cases negative (premium) TCRC rates reflecting the tight copper smelting market.  Offtake agreements are in place for substantially all of Gibraltar's copper concentrate production in 2025 and 2026, and, based on the contract terms, the Company expects average TCRCs to be to around $nil in 2025 and 2026.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the Florence Copper construction period.  Currently, the Company has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound for 54 million pounds of copper production for the remainder of 2025 (refer to "Financial Condition Review-Hedging Strategy" for details).

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence and construction continues to advance on schedule.  Over 900,000 project hours have been worked with no reportable injuries or environmental incidents.  The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure and activities are beginning to wind down from peak spend in the first quarter.

All injection and recovery wells planned to be drilled during the construction phase were completed as of June 30, 2025.  Remaining construction activities are advancing on plan and project areas will soon start transitioning to commissioning.

Operational readiness remains a key focus for site management.  Site activities are focused on hiring additional personnel and developing detailed operating plans for the ramp up of production, which is expected to begin before the end of this year.

Florence Copper capital spend (US$ in thousands)	Three months ended June 30, 2025	Six months ended June 30, 2025
Commercial facility construction costs	32,956	84,320
Site and PTF operations	8,276	14,345
Total Florence Copper capital spend	41,232	98,665

Florence Copper commercial facility construction costs were US$33.0 million in the second quarter and US$239.3 million has been incurred on the Florence Copper commercial facility construction as of June 30, 2025.

The Company has a technical report titled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "Florence 2023 Technical Report") on SEDAR+.  The Florence 2023 Technical Report was prepared in accordance with National Instrument 43-101 ("NI 43-101") and incorporated the results of test work from the production test facility ("PTF") as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the Florence 2023 Technical Report are detailed below:

• Net present value of US$930 million (at US$3.75 copper price, 8% after-tax discount rate);

• After-tax internal rate of return of 47%;

• Payback period of 2.6 years;

• Operating costs (C1) of US$1.11 per pound of copper produced;

• Annual production capacity of 85 million pounds of LME grade A copper cathode;

• Mine life of 22 years;

• Total life of mine production of 1.5 billion pounds of copper; and

• Initial capital cost of US$232 million (Q3 2022 basis).

Based on the Florence 2023 Technical Report, the estimated construction costs for the Florence Copper commercial production facility were US$232 million and management continues to expect that total construction costs will be within 10% to 15% of this estimate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Long-term Growth Strategy

Taseko's strategy has been to grow the company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead Copper Project

The Yellowhead copper project ("Yellowhead") is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operation, Yellowhead is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  Yellowhead also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead 2025 Technical Report (defined below) was prepared using a long-term copper price of US$4.25 per pound, a long-term gold price of US$2,400 per ounce, and a long-term silver price of US$28.00 per ounce.  This report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "Yellowhead 2025 Technical Report") was published on July 10, 2025 under the supervision of Richard Weymark, P. Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43-101.

Project highlights based on the Yellowhead 2025 Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

• Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In the second quarter, the project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment process.  The Company has been engaging with project stakeholders to ensure that the development of Yellowhead is in line with environmental and social expectations.  The Company opened a community Yellowhead project office in 2024 to support ongoing engagement with local communities including First Nations.

TASEKO MINES LIMITED Management's Discussion and Analysis

New Prosperity Copper-Gold project

In June 2025, Taseko, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ends litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future, and meaningfully advances the goals of reconciliation in BC.

Key elements of the Teẑtan Biny Agreement include:

• Taseko received a payment of $75 million from the Province of BC upon closing of the agreement;

• Taseko contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area;

• Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development;

• Taseko has entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation;

• The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process; and

• The Tŝilhqot'in Nation and the Province of BC have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.  The Province of BC will provide funding to the Tŝilhqot'in Nation to facilitate the land-use planning process and for a Cultural Revitalization Fund.

Aley Niobium project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities, and final product samples to support product marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley niobium oxide production to supply the growing market for niobium-based batteries.

Annual General Meeting

The Company's Annual General Meeting was held on June 12, 2025 and shareholders voted in favor of all items of business before the meeting, including the continuation of the Company's amended and restated shareholders rights plan for a 3-year period and the advisory resolution on executive compensation (Say-on-Pay), and the election of all director nominees.  Detailed voting results for the 2025 Annual General Meeting are available on SEDAR+ at www.sedarplus.ca.

TASEKO MINES LIMITED Management's Discussion and Analysis

Annual Sustainability Report

In June 2025, the Company published its annual Sustainability Report titled C2 (Copper x Community) (the "Report").  The Report highlights Taseko's operational and sustainability achievements, with an emphasis on the connection between copper production and the people, communities, and social environments that support and benefit from our operations and projects.

With 20 years of successful operations under Taseko's stewardship, 2024 marked a milestone year for the Company's flagship operation, the Gibraltar mine.  As Canada's second-largest copper mine, Gibraltar continues to reflect Taseko's commitment to operational excellence, health and safety, and delivering '360° of Value' for all stakeholders.

Florence Copper will soon become one of the lowest carbon and energy-intensive copper producers in the world, offering domestically produced, traceable and high-purity copper metal to support North American manufacturing and economic security.

While profitable operations and return on investment are critical drivers for Taseko's success, the Company also delivers value to its employees and operating communities, business partners, Indigenous Nations and governments.  The Report is an opportunity to showcase the important benefits that the Company generates through its operations, investments and people.

TASEKO MINES LIMITED Management's Discussion and Analysis

The full report can be viewed and downloaded at www.tasekomines.com/sustainability/overview.

Market Review

Copper	Molybdenum	Canadian Dollar / US Dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metal Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices on the London Metal Exchange ("LME") are currently around US$4.35 per pound compared to US$4.55 per pound at June 30, 2025 and the second quarter average LME copper price of US$4.32 per pound.  Copper prices have experienced significant volatility influenced by uncertainty in US trade policies.  Copper prices climbed in the second quarter driven by tightening global supply, and a push to redirect shipments to the US ahead of possible import tariffs leading to a drawdown of inventories on other exchanges.

Potential US import tariffs would not have a material impact on sales at Gibraltar as the mine produces copper and molybdenum concentrates that are sold to international metal traders and delivered to Asian markets.  Offtake agreements are in place for substantially all of Gibraltar's copper concentrate production in 2025 and 2026, and no changes to these sales channels are expected during this period.  Future production at Florence is expected to remain in the US for domestic consumption.

Longer-term demand for copper is expected to remain strong driven by electrification, renewable energy transition, artificial intelligence and overall industrial activity while tight supply conditions are expected to continue due to few available sources of new primary copper supply.  These factors continue to provide unprecedented catalysts and support a higher copper price in the longer term as new mine supply lags behind growth in copper demand.

Smelter treatment and refining charges remain historically low, including spot rates at negative (premium) rates, driven by an increase in global copper smelting capacity and disruptions in the supply of copper concentrates.  Tight copper concentrate supply could continue putting persistent pressure on spot TCRC rates.

Approximately 6% of the Company's revenue is made up of molybdenum sales and Connector pit ore is expected to provide higher molybdenum grades in the coming years.  Molybdenum prices are currently around US$23.75 per pound compared to US$21.85 per pound at June 30, 2025 and the second quarter average molybdenum price of US$20.71 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's sales contracts are priced in US dollars while a majority of Gibraltar's costs are Canadian dollar denominated, and, therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on the Company's financial results.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Net income (loss)	21,868	(10,953)	32,821	(6,692)	7,943	(14,635)
Unrealized foreign exchange (gain) loss	(40,335)	5,408	(45,743)	(38,261)	19,096	(57,357)
Unrealized loss on derivatives	9,489	10,033	(544)	33,025	13,552	19,473
Other operating costs	-	10,435	(10,435)	-	10,435	(10,435)
Call premium on settlement of debt	-	9,571	(9,571)	-	9,571	(9,571)
Loss on settlement of debt, net of capitalized interest	-	2,904	(2,904)	-	2,904	(2,904)
Gain on acquisition of Cariboo	-	-	-	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	-	-	-	-	(14,982)	14,982
Realized gain on sale of inventory[2]	-	4,633	(4,633)	-	17,987	(17,987)
Realized gain on processing of ore stockpiles[3]	-	3,191	(3,191)	-	3,191	(3,191)
Accretion on Florence royalty obligation	6,201	2,132	4,069	8,772	5,548	3,224
Accretion on Cariboo consideration payable	4,484	8,399	(3,915)	5,148	9,954	(4,806)
Non-recurring other expenses	-	394	(394)	-	532	(532)
Tax effect of sale of non-controlling interest in New Prosperity	(9,285)	-	(9,285)	(9,285)	-	(9,285)
Estimated tax effect of adjustments	(5,447)	(15,644)	10,197	(12,675)	(74)	(12,601)
Adjusted net (loss) income	(13,025)	30,503	(43,528)	(19,968)	38,231	(58,199)

1 The $15.0 million gain on acquisition of control of Gibraltar recorded for the six months ended June 30, 2024 relates to the write-up to fair value for Taseko's 87.5% interest in Gibraltar's finished copper concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) as a result of the Company's acquisition of Cariboo.  These gains have been eliminated from Adjusted net (loss) income and added back in the period the inventory was sold.

2 Cost of sales for the three and six months ended June 30, 2024 included $4.6 million and $18.0 million, respectively, in write-ups to fair value for Gibraltar's finished copper concentrate inventory held at the date of acquisition of Cariboo (March 25, 2024) that was subsequently sold and realized.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net (loss) income in the period the inventory was sold.

3 Cost of sales for the three and six months ended June 30, 2024 included $3.2 million in write-ups to fair value for Gibraltar's ore stockpile inventories held at the date of acquisition of Cariboo (March 25, 2024) that was subsequently processed.  The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net (loss) income in the period the inventory was processed.

Adjusted net loss was $13.0 million ($0.04 loss per share) for the second quarter compared to Adjusted net income of $30.5 million ($0.10 earnings per share) for the comparative prior year quarter.  The decrease in Adjusted earnings of $43.5 million was primarily due to a $26.3 million insurance recovery recorded in the prior year as well as lower production and sales volumes and weaker average copper prices in the current quarter compared to the prior year quarter.  Total site costs also increased due to higher mining rates as Gibraltar utilized three additional haul trucks, partially offset by lower input commodity prices primarily for diesel and higher waste stripping due to mining of waste tons above the average strip ratio as Gibraltar continued pushback activities in the Connector pit.  Mill feed was sourced from lower grade stockpiled ore, adversely affecting metallurgical recoveries and production, and contributed to increased unit production costs and lower operating margins.

TASEKO MINES LIMITED Management's Discussion and Analysis

Net income was $21.9 million ($0.07 per share) for the second quarter which included an unrealized foreign exchange gains on the Company's US dollar-denominated debt in the amount of $40.3 million as well as the recognition of a deferred tax asset on net capital losses previously unrecognized that were used to offset the gain on proceeds received for New Prosperity recognized directly in equity.  Net income was partially reduced from the impact of unrealized losses on derivatives primarily due to the increasing copper price trend in the current quarter, accretion on the Florence royalty obligation to Taurus, and accretion and fair value adjustments on Cariboo consideration payable.  Net loss was $11.0 million ($0.04 loss per share) for the comparative prior year quarter after factoring in losses from the refinance of the Company's outstanding debt.

Adjusted net loss was $20.0 million ($0.06 loss per share) for the six months ended June 30, 2025 compared to Adjusted net income of $38.2 million ($0.13 earnings per share) for the comparative prior year period.  The decrease in Adjusted earnings of $58.2 million was primarily due to lower copper production and sales volume, partially offset by stronger average copper prices in the first half of 2025.  Unit cost of sales were also higher due to processing of lower grade stockpiled ore and lower recoveries which carry higher costs per recoverable pound of copper.

Net loss was $6.7 million ($0.02 loss per share) for the six months ended June 30, 2025 after adding back unrealized foreign exchange gains due to a weakening of the US dollar against the Canadian dollar and its effect on US dollar-denominated borrowings and deferred tax recovery recognized on the Company's sale of a non-controlling interest in New Prosperity, offset by unrealized losses on derivatives, accretion on Florence royalty obligation, and accretion and fair value adjustments on Cariboo consideration payable.  Net income was $7.9 million ($0.03 earnings per share) for the comparative prior year period after factoring in gains related to the acquisition of Cariboo from Dowa and Furukawa.

No adjustments were made to Adjusted net (loss) income for price adjustments on settlements during the period.

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024[1]	Change
Copper contained in concentrate	109,325	133,207	(23,882)	237,060	277,131	(40,071)
Molybdenum concentrate	4,814	7,576	(2,762)	13,588	14,179	(591)
Silver	755	1,393	(638)	2,496	3,120	(624)
Gold	351	-	351	740	-	740
Total gross revenue	115,245	142,176	(26,931)	253,884	294,430	(40,546)
Treatment and refining premiums (costs)	837	(4,446)	5,283	1,347	(9,753)	11,100
Revenue	116,082	137,730	(21,648)	255,231	284,677	(29,446)

Sales of copper in concentrate[2] (thousand pounds)	18,322	21,708	(3,386)	39,229	52,090	(12,861)
Average realized copper price (US$ per pound)	4.32	4.49	(0.17)	4.28	4.15	0.13
Average LME copper price (US$ per pound)	4.32	4.42	(0.10)	4.28	4.12	0.16
Average exchange rate (Cdn$/US$)	1.38	1.37	0.01	1.41	1.36	0.05

1 Results for the six months ended June 30, 2024 reflect the Company's 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest thereafter.

2 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

TASEKO MINES LIMITED Management's Discussion and Analysis

Copper revenues were $109.3 million for the second quarter compared to $133.2 million for the comparative prior year quarter.  The overall decrease in copper revenues of $23.9 million was attributable to a negative sales volume variance of $20.8 million due to lower sales by 3.4 million pounds in the current quarter and a negative price variance of $4.2 million due to lower average realized copper prices of US$0.17 per pound in the current quarter, partially offset by a favorable foreign exchange variance of $1.1 million.

Copper revenues were $237.1 million for the six months ended June 30, 2025 compared to $277.1 million for the comparative prior year period.  The overall decrease in copper revenues of $40.1 million was attributable to a negative volume variance of $56.9 million due to lower sales of 12.9 million pounds in the first half of 2025, partially offset by a positive price variance of $7.7 million due to higher average realized copper prices of US$0.13 per pound in the current period and a positive foreign exchange variance of $9.1 million due to the relative strength of the US dollar against the Canadian dollar in the current period.

Molybdenum revenues were $4.8 million and $13.6 million for the three and six months ended June 30, 2025, respectively, compared to $7.6 million and $14.2 million for the comparative prior year periods.  The decrease in molybdenum revenues of $2.8 million and $0.6 million, respectively, was primarily driven by decreased sales volume due to lower recovery and grade from the processing of stockpiled materials.

Gold revenues were $0.4 million and $0.7 million for the three and six months ended June 30, 2025, respectively, as the Company benefited from payable gold for the first time as one of its concentrate offtake agreements paid for gold contained in the Gibraltar concentrate.

The Company recorded treatment and refining premiums of $0.8 million and $1.3 million for the three and six months ended June 30, 2025, respectively, compared to treatment and refining costs of $4.4 million and $9.8 million for the comparative prior year periods, reflecting the favorable TCRC rates realized under the Company's 2025 offtake agreements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024[1]	Change
Site operating costs	86,067	79,804	6,263	154,984	159,482	(4,498)
Transportation costs	5,720	6,408	(688)	11,704	16,561	(4,857)
Changes in inventories:
Changes in inventories of finished goods	(2,123)	10,462	(12,585)	587	30,854	(30,267)
Changes in inventories of sulphide ore stockpiles	17,975	1,161	16,814	46,238	1,178	45,060
Changes in inventories of oxide ore stockpiles	(12,257)	(2,919)	(9,338)	(17,773)	(5,655)	(12,118)
Production costs	95,382	94,916	466	195,740	202,420	(6,680)
Depletion and amortization	25,210	13,721	11,489	47,635	28,745	18,890
Cost of sales	120,592	108,637	11,955	243,375	231,165	12,210

Site operating costs per ton milled*	$ 11.23	$ 13.93	$ (2.70)	$ 9.96	$ 12.67	$ (2.71)

Other operating (income) costs:
Research and development incentives	(4,008)	-	(4,008)	(4,008)	-	(4,008)
Crusher relocation costs	-	7,911	(7,911)	-	7,911	(7,911)
Site care and maintenance costs	-	2,524	(2,524)	-	2,524	(2,524)
Other operating (income) costs	(4,008)	10,435	(14,443)	(4,008)	10,435	(14,443)

Insurance recovery	-	(26,290)	26,290	-	(26,290)	26,290

1 Results for the six months ended June 30, 2024 reflect the Company's 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest thereafter.

Site operating costs were $86.1 million for the second quarter compared to $79.8 million for the comparative prior year quarter.  The increase in site operating costs of $6.3 million was primarily attributable to the impact of the June 2024 unionized labour strike at Gibraltar which reduced site operating costs in the comparative prior year quarter as well as the impact of the crusher relocation project and concurrent mill maintenance project had on reducing milling costs in the comparative prior year quarter.  The current quarter also had higher mining rates with a greater portion capitalized as excess stripping for the current pushback in the Connector pit compared to the prior year quarter.

Site operating costs were $155.0 million for the six months ended June 30, 2025 compared to $159.5 million for the comparative prior year period.  The decrease in site operating costs of $4.5 million was primarily attributable to higher capitalized stripping costs for the current period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Transportation costs were $5.7 million and $11.7 million for the three and six months ended June 30, 2025, respectively, compared to $6.4 million and $16.6 million for the comparative prior year periods and reflect the lower sales volume in the current periods.

Cost of sales was also impacted by changes in stockpile inventories.  Stockpiled ore material was used to supplement mined ore for both the three and six months ended June 30, 2025 depleting 4.3 million tons and 9.9 million tons of sulphide ore stockpiles and contributing to an increase in production costs of $18.0 million and $46.2 million, respectively.  In addition, oxide ore stockpiles increased by 5.7 million tons and 7.9 million tons contributing to a decrease in production costs of $12.3 million and $17.8 million for the three and six months ended June 30, 2025, respectively, as Gibraltar continues to mine through the top oxide ore layer in the Connector pit and adding this material to the heap leach pads.

Cost of sales was also impacted by changes in copper finished goods inventories and the unit cost thereof.  The unit cost of copper inventories increased during the period due to lower metallurgical recoveries from the processing of lower grade stockpiled ore which resulted in fewer copper pounds produced per ton of ore milled.  Copper finished goods inventories increased by 0.4 million pounds for the second quarter and contributed to a decrease in production costs of $2.1 million.  Copper finished goods inventories decreased by 1.4 million pounds for the six months ended June 30, 2025, offset by increased inventory unit cost, and contributed to an increase in production costs of $0.6 million.

In the comparative prior year quarter, cost of sales included inventory write-ups to fair value of $13.4 million for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) arising from the Company's acquisition of Cariboo that was subsequently sold in the first quarter of 2024.

Depletion and amortization increased by $11.5 million and $18.9 million for the three and six months ended June 30, 2025, respectively, compared to the comparative prior year periods due to the release of depreciation included in stockpile inventory costs that were processed and released during the period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other expenses (income)

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024[1]	Change
General and administrative	4,116	3,517	599	7,440	6,646	794
Share-based compensation expense	4,740	2,512	2,228	9,744	7,952	1,792
Realized loss on derivative instruments	1,566	1,655	(89)	3,119	3,357	(238)
Unrealized loss on derivative instruments	867	10,033	(9,166)	22,433	13,552	8,881
Fair value adjustment on Florence copper stream derivative	3,486	1,223	2,263	8,766	3,815	4,951
Fair value adjustment on Cariboo contingent performance payment	5,136	-	5,136	1,826	-	1,826
Project evaluation expense	322	542	(220)	1,491	759	732
Gain on Cariboo acquisition	-	-	-	-	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	-	-	-	-	(14,982)	14,982
Other income, net	107	399	(292)	51	261	(210)
Other expenses (income)	20,340	19,881	459	54,870	(26,066)	80,936

1 The $15.0 million gain on acquisition of control of Gibraltar recorded for the six months ended June 30, 2024 relates to the write-up to fair value for Taseko's 87.5% interest in Gibraltar's finished copper concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) as a result of the Company's acquisition of Cariboo.

General and administrative expenses were $4.1 million for the second quarter compared to $3.5 million for the comparative prior year quarter, and $7.4 million for the six months ended June 30, 2025 compared to $6.6 million for the comparative prior year period.  The increase in general and administrative expenses was attributable to increasing administrative spend at Florence as the site prepares for operational ramp up of the Florence Copper project later this year.

Share-based compensation expenses is comprised of the amortization of share options and performance share units, and fair value adjustments on deferred share units and restricted share units.  Share-based compensation expenses increased by $2.2 million and $1.8 million for the three and six months ended June 30, 2025, respectively, primarily due to the increase in the Company's share price and its impact on the valuation of deferred share units and restricted share units.  For more information, refer to the Financial Statements-Note 19.

Realized loss on derivative instruments was $1.6 million and $3.1 million for the three and six months ended June 30, 2025, respectively, comparable with $1.7 million and $3.4 million for the comparative prior year periods and consists of the amortization of premiums paid for copper collars and fuel calls held by the Company as part of the Company's hedging strategy.  Unrealized loss on derivative instruments was $0.9 million for the second quarter compared to $10.0 million for the comparative prior year quarter, and $22.4 million for the six months ended June 30, 2025 compared to $13.6 million for the comparative prior year period.  Changes in unrealized loss on derivative instruments primarily relates to the change in fair value on the Company's outstanding copper collars and reflects volatility in copper price trends.

Fair value adjustment on Florence copper stream derivative was $3.5 million for the second quarter and $8.8 million for the six months ended June 30, 2025.  Fair value adjustment on Cariboo contingent performance payment was $5.1 million for the second quarter and $1.8 million for the six months ended June 30, 2025.  These fair value adjustments reflect upward changes in forecast copper prices and changes in discount rates applied over the term of the respective instruments.

TASEKO MINES LIMITED Management's Discussion and Analysis

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

On March 25, 2024, the Company completed its acquisition of the remaining 50% of Cariboo from Dowa and Furukawa and increased its effective interest in Gibraltar from 87.5% to 100%.  The Company recognized a gain on acquisition of Cariboo of $47.4 million on the acquisition representing the difference between the estimated fair value of net assets acquired and the estimated fair value of total consideration payable.  The acquisition also gave the Company full control over Gibraltar and required a deemed disposition and reacquisition of its previously held 87.5% interest in Gibraltar according to IFRS Accounting Standards.  The Company recognized a gain on acquisition of control of Gibraltar of $15.0 million representing the write-up of finished copper concentrate inventory held at the date of acquisition to fair value.  Further details on the Cariboo acquisition can be found in the Financial Statements-Note 12a.

Finance and accretion expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Interest expense	17,145	13,586	3,559	34,491	28,406	6,085
Amortization of deferred financing charges	620	619	1	1,237	1,359	(122)
Loss on settlement of long-term debt	-	4,646	(4,646)	-	4,646	(4,646)
Finance income	(124)	(911)	787	(1,454)	(1,997)	543
Less: Interest expense capitalized	(7,537)	(5,971)	(1,566)	(13,293)	(8,719)	(4,574)
Finance expenses, net	10,104	11,969	1,865	20,981	23,695	(2,714)

Accretion on deferred revenue	2,320	1,809	511	5,031	3,177	1,854
Accretion on provision for environmental rehabilitation	710	697	13	1,434	1,395	39
Accretion on Cariboo consideration payable	4,484	8,399	(3,915)	5,148	9,954	(4,806)
Accretion on Florence royalty obligation	6,201	2,132	4,069	8,772	5,548	3,224
Accretion expenses	13,715	13,037	678	20,385	20,074	311

Net finance expenses were $10.1 million for the second quarter compared to $12.0 million for the comparative prior year quarter, and $21.0 million for the six months ended June 30, 2025 compared to $23.7 million for the comparative prior year period.  The increase in net finance expenses was primarily driven by the impact of higher principal outstanding and coupon rate on the 8.25% senior secured notes due May 2030 that were issued in April 2024 captured in the current periods, and interest charges on outstanding advances against the Company's corporate revolving credit facility.  Capitalized interest attributable to the funding of Florence Copper development costs increased by $1.6 million and $4.6 million for the three and six months ended June 30, 2025, respectively, proportionate with increased spend on the Florence Copper commercial production facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Accretion on Cariboo consideration payable was $4.5 million for the second quarter and $5.1 million for the six months ended June 30, 2025, and represents the inherent financing component of the fixed payment portion of the Sojitz earn-out agreement.

Accretion on Florence royalty obligation was $6.2 million for the second quarter and $8.8 million for the six months ended June 30, 2025, and reflects changes in forecast copper prices applied over the term of the Florence royalty obligation.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Current income tax (recovery) expense	(1,243)	633	(1,876)	(1,243)	1,438	(2,681)
Deferred income tax (recovery) expense	(26,196)	(3,880)	(22,316)	(34,176)	18,597	(52,773)
Income tax (recovery) expense	(27,439)	(3,247)	(24,192)	(35,419)	20,035	(55,454)

Effective tax rate	492.5%	22.9%	469.6%	84.1%	71.6%	12.5%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2025	2024	Change	2025	2024	Change
Income tax (recovery) expense at Canadian statutory rate of 36.5%	(2,033)	(5,180)	3,147	(15,366)	10,210	(25,576)
Permanent differences	(6,847)	2,277	(9,124)	(1,619)	8,847	(10,466)
Foreign tax rate differential	48	238	(190)	200	270	(70)
Unrecognized tax benefits	(14,439)	1,282	(15,721)	(14,590)	2,572	(17,162)
Deferred tax adjustments related to prior periods	(4,168)	(1,864)	(2,304)	(4,044)	(1,864)	(2,180)
Income tax (recovery) expense	(27,439)	(3,247)	(24,192)	(35,419)	20,035	(55,454)

The effective tax rate for the three and six months ended June 30, 2025 was higher than the combined BC mineral tax rate and federal statutory income tax rate of 36.5% primarily due to unrealized foreign exchange gains on the Company's senior secured notes which are not recognized for deferred tax purposes.

The deferred income tax recovery of $26.2 million recognized in the current quarter also included $9.3 million related to the recognition of previously unrecognized net capital losses that were utilized to offset capital gains recognized on the sale of a minority interest in the New Prosperity project.

TASEKO MINES LIMITED Management's Discussion and Analysis

Current income tax recovery for the three and six months ended June 30, 2025 represents an adjustment for the prior year's BC mineral tax payable.

Financial Condition Review

Balance sheet review

(Cdn$ in thousands)	June 30, 2025	December 31, 2024	Change
Cash and equivalents	121,988	172,732	(50,744)
Other current assets	113,338	180,507	(67,169)
Property, plant and equipment	1,954,246	1,770,102	184,144
Other assets	73,187	71,702	1,485
Total assets	2,262,759	2,195,043	67,716
Current liabilities[1]	186,708	173,983	12,725
Debt:
Credit facility	73,794	-	73,794
Senior secured notes	670,990	706,741	(35,751)
Equipment-related financings	86,571	90,467	(3,896)
Cariboo consideration payable	105,866	129,421	(23,555)
Florence royalty obligation	88,586	84,383	4,203
Florence copper stream	86,444	67,813	18,631
Deferred revenue	81,366	77,327	4,039
Other liabilities	322,499	361,686	(39,187)
Total liabilities	1,702,824	1,691,821	11,003
Equity	559,935	503,222	56,713

Net debt* (debt minus cash and equivalents)	709,367	624,476	84,891
Total common shares outstanding (millions)	316.5	304.7	11.8

1 Excludes current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence.  Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased $184.1 million for the six months ended June 30, 2025, which includes Florence Copper construction costs of $152.2 million (capital project costs of $138.0 million and site costs of $14.2 million) and Gibraltar capital expenditures of $109.4 million (capitalized stripping costs of $79.1 million and other capital expenditures of $30.3 million).

TASEKO MINES LIMITED Management's Discussion and Analysis

Net debt increased $84.9 million for the six months ended June 30, 2025 primarily due to increased borrowings against the Company's revolving credit facility and decreases in cash and equivalents as the Company continues its funding of the construction of the Florence Copper commercial facility, offset by the effect of a weaker US dollar and the foreign exchange impact on US dollar-denominated borrowings and repayments of the Company's equipment financings during the quarter.

Cariboo consideration payable relates to earn-out payments on the acquisition of Cariboo.  Cariboo consideration payable decreased by $23.6 million primarily due to payments made to Sojitz of $16.6 million in the period.

Florence royalty obligation increased by $4.2 million due to fair value changes as a result of increased copper prices applied over the term of the obligation.  The liability recorded for the Florence copper stream increased by $18.6 million primarily due to the receipt of the final US$10.0 million instalment on the Mitsui copper stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. (formerly Osisko Gold Royalties Inc.) for the sale of future silver production from Gibraltar and customer advance payments on copper concentrate.

Other liabilities decreased by $39.2 million primarily due to changes in deferred tax liabilities.

At August 6, 2025, there were 316,764,113 common shares and 10,208,435 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in the Financial Statements-Notes 17 and 19.

Liquidity, cash flow and capital resources

At June 30, 2025, the Company had cash and equivalents of $122.0 million (December 31, 2024 - $172.7 million) and available liquidity of $197.0 million (December 31, 2024 - $331.0 million).

Cash flows provided by operations was $26.0 million for the second quarter compared to $34.7 million for the comparative prior year quarter, and $81.8 million for the six months ended June 30, 2025 compared to $94.3 million for the comparative prior year period.  The decrease in cash flows provided by operations was primarily due to decreased sales volumes partially offset by a stronger copper price.  Operating cash flows also benefited from the release of stockpile inventories in the quarter, the costs for which were incurred in prior periods.

Cash flows used for investing activities were $127.3 million for the second quarter compared to $80.8 million for the comparative prior year quarter.  Investing activities include $46.9 million in capital expenditures at Gibraltar (capitalized stripping of $30.8 million and other capital expenditures of $16.1 million) and $79.1 million in capital expenditures at Florence Copper including $6.5 million in capitalized site costs.

Cash flows used for investing activities were $258.3 million for the six months ended June 30, 2025 compared to $127.5 million for the comparative prior year period.  Investing activities include $98.6 million in capital expenditures at Gibraltar (capitalized stripping of $68.9 million and other capital expenditures of $29.7 million) and $159.0 million in capital expenditures at Florence Copper including $14.2 million in capitalized site costs.

Cash flows provided by financing activities were $104.8 million for the second quarter compared to $87.0 million for the comparative prior year quarter.  Financing activities include $71.8 million in net proceeds the Company received from the Province of BC upon closing of the Teẑtan Biny Agreement and $76.1 million (US$55.0 million) advanced against the Company's revolving credit facility, offset by $32.6 million in interest payments including the May 2025 interest payment against the Company's 8.25% senior secured debt, $5.1 million in net repayments against the Company's equipment debt, and $6.6 million in payment to Sojitz related to the acquisition of Cariboo.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cash flows provided by financing activities were $126.3 million for the six months ended June 30, 2025 compared to $135.5 million for the comparative prior year period.  Financing activities include $71.8 million in net proceeds the Company received from the Province of BC upon closing of the Teẑtan Biny Agreement, $76.1 million (US$55.0 million) advanced against the Company's revolving credit facility, $29.6 million (US$21.1 million) in net proceeds from shares issued under the Company's ATM equity offering and $14.4 million (US$10.0 million) from the final instalment of the US$50 million Mitsui copper stream, offset by $35.6 million in interest payments, $15.3 million in net repayments against the Company's equipment debt, and $16.6 million in payments to Sojitz related to the acquisition of Cariboo.

Liquidity outlook

At June 30, 2025, the Company had approximately $197.0 million (December 31, 2024 - $331.0 million) of available liquidity including $122.0 million in cash and equivalents and US$55 million undrawn capacity on its corporate revolving credit facility.  A total of US$55.0 million has been advanced under the Company's revolving credit facility and is currently outstanding.  In June 2025, Taseko, the Tŝilhqot'in Nation and Province of BC entered into the Teẑtan Biny Agreement and the Company received a $75 million payment from the Province of BC upon closing of the agreement out of which it paid $3 million and committed another $1 million a year for the next three years to the Tŝilhqot'in Nation to support community and land use planning initiatives.

The Company expects copper production levels to return to more typical levels in the quarters ahead as the current pushback in the Connector pit advances and access to the Connector ore body is established.  Mining has begun to expose the higher grade ore zones of the Connector pit, and copper production is expected to increase in the second half of 2025 over the first half driven by significant increases in head grades and metallurgical recoveries.  Molybdenum production is also expected to increase due to higher expected molybdenum grades in Connector pit ore and with more steady operation of the molybdenum plant.

Gibraltar has completed refurbishment of its SX/EW plant and has been producing copper cathode to supplement copper production from its concentrator mills.  Gibraltar has no other significant capital projects planned for the remainder of 2025.

Construction of the Florence Copper commercial production facility is over 90% complete with first cathode production expected before the end of 2025.  Florence Copper will supply domestically produced copper cathode to the US market.  The Company intends to finance the remaining capital costs over the next 12 months from available liquidity, cash flows from Gibraltar and its corporate revolving credit facility.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations and other uses of capital.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 54 million pounds of production for the remainder of the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price ceiling for diesel that is used by the mining fleet.

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At June 30, 2025
Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	H2 2025	$2.2 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Debt
2030 Notes	-	-	-	-	-	682,150	682,150
Interest	28,139	56,277	56,277	56,277	56,277	28,139	281,386
Credit facility[1]	-	-	75,037	-	-	-	75,037
Equipment loans
Principal	12,718	27,143	14,401	11,841	1,004	440	67,547
Interest	2,644	3,581	1,700	587	71	8	8,591
Lease liabilities
Principal	508	562	366	384	242	49	2,111
Interest	55	72	48	28	9	1	213
Cariboo acquisition payments
Sojitz[2]	-	10,000	10,000	10,000	-	-	30,000
Dowa and Furukawa[3]	-	10,000	10,000	10,000	10,000	72,000	112,000
PER[4]	-	-	-	-	-	165,211	165,211
Capital expenditures	19,130	-	-	-	-	-	19,130
Other expenditures:
Transportation-related services[5]	8,141	11,491	1,671	-	-	-	21,303

1 The Company has in place a secured US$110 million corporate revolving credit facility with a maturity date of November 2027.  Advances under the facility bear interest at the Secured Overnight Financing Rate ("SOFR") plus an applicable margin.  At June 30, 2025, the Company has US$55.0 million advanced and outstanding against its corporate revolving credit facility.

2 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz.  The acquisition price payable to Sojitz is a minimum of $60 million payable over a 5-year period and potential contingent payments depending on Gibraltar copper revenue and copper prices.  $30 million of the $60 million minimum amount has been paid to Sojitz as of June 30, 2025.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 3 years.  There is no interest payable on the minimum amounts.  The Company also estimates $35.3 million payable over the next 3 years related to the contingent consideration, which has not been included in the table above.

3 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year period.  The quantum and timing of these payments depends on copper prices and Gibraltar cash flow.  An initial payment of $5 million was paid to Dowa and Furukawa on closing, with remaining consideration payable in annual instalments starting in April 2026.

4 Provisional for environmental rehabilitation amounts presented represent the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At June 30, 2025, the Company has provided surety bonds for $124.2 million for Gibraltar's reclamation security and US$36.1 million for Florence Copper's reclamation security.

5 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

TASEKO MINES LIMITED Management's Discussion and Analysis

Concurrent with the execution of the Teẑtan Biny Agreement, the Company also agreed to contribute $6 million to the Tŝilhqot'in Nation to support community and land use planning initiatives, comprised of a $3 million payment at closing and three annual instalments of $1 million.

At June 30, 2025, the Company has made capital expenditure commitments relating to the Florence Copper commercial facility construction project totaling $10.8 million (December 31, 2024 - $47.9 million).

In December 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding from the Province of BC was increased from $108.5 million to $139.9 million.  Gibraltar was required to post this additional bonding over a 15-month period.  In March 2025, Gibraltar posted surety bonds of $15.7 million to the Province of BC, and in July 2025 Gibraltar posted additional surety bonding of $1.0 million to the Province of BC.  The Company intends to post additional surety bonds to meet the remaining bonding requirements from insurance underwriters.

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	116,082	139,149	167,799	155,617	137,730	146,947	153,694	143,835
Net income (loss)	21,868	(25,814)	(21,207)	(180)	(10,953)	18,896	38,076	871
Basic EPS	0.07	(0.08)	(0.07)	-	(0.04)	0.07	0.13	-
Adjusted net (loss) income*	(13,025)	(7,117)	10,468	8,228	30,503	7,728	24,061	19,659
Adjusted basic EPS	(0.04)	(0.02)	0.03	0.03	0.10	0.03	0.08	0.07
Adjusted EBITDA	17,432	34,250	55,602	47,689	70,777	49,923	69,107	62,695

Copper sales (million pounds)	19.0	21.8	27.4	26.3	22.6	27.7	31.4	28.1
Realized copper price (US$ per pound)	4.32	4.24	4.13	4.23	4.49	3.89	3.75	3.83
Total operating costs* (US$ per pound)	3.14	2.26	2.42	2.92	2.99	2.46	1.91	2.20

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impacted realized sales prices; and, the variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the 2024 annual consolidated financial statements.  The preparation of the financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition, and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TASEKO MINES LIMITED Management's Discussion and Analysis

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, the determination of the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, the determination of the accounting treatment for the advance payment under the silver purchase and sale agreement reported as deferred revenue, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation, fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals, valuation of inventories, plant and equipment lives, tax provisions, provisions for environmental rehabilitation, valuation of financial instruments and derivatives, capitalized stripping costs and share-based compensation.  Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revisions based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment, the calculation of deprecation expense, the capitalization of stripping costs incurred during production, and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserve and resources.  Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.  These factors also impacted the fair values of assets and liabilities recorded on the acquisition of Cariboo disclosed in the Financial Statements-Notes 12 and 14.

There were no changes in accounting policies during the three and six months ended June 30, 2025.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to the Financial Statements-Note 19).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2025	2024	2025	2024
Salaries and benefits	1,122	713	4,235	3,308
Post-employment benefits	220	220	440	440
Share-based compensation	4,274	2,185	8,274	7,046
Total KMP compensation	5,616	3,118	12,949	10,794

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treating costs) and silver during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Cost of sales	120,592	122,783	134,940	124,883	108,637
Less:
Depletion and amortization	(25,210)	(22,425)	(24,641)	(20,466)	(13,721)
Net change in inventories of finished goods	2,123	(2,710)	4,064	2,938	(10,462)
Net change in inventories of ore stockpiles	(5,718)	(22,747)	(3,698)	9,089	1,758
Transportation costs	(5,720)	(5,984)	(10,170)	(8,682)	(6,408)
Site operating cost	86,067	68,917	100,495	107,712	79,804
Less by-product credits:
Molybdenum, net of treatment costs	(4,814)	(8,774)	(16,507)	(8,962)	(7,071)
Silver, excluding amortization of deferred revenue	(58)	(131)	(139)	(241)	(144)
Gold, net of refining costs	(350)	(389)	-	-	-
Site operating cost, net of by-product credit	80,845	59,623	83,849	98,509	72,589
Total pounds of copper produced (thousand pounds)	19,813	19,959	28,595	27,101	20,225
Total costs per pound produced	4.08	2.99	2.94	3.63	3.59
Average exchange rate for the period (Cdn$ / US$)	1.38	1.44	1.40	1.36	1.37
Site operating cost, net of by-product credits (US$ per pound)	$ 2.96	$ 2.08	$ 2.10	$ 2.66	$ 2.62
Site operating cost, net of by-product credit	80,845	59,623	83,849	98,509	72,589
Add off-property costs:
Treatment and refining costs	(837)	(510)	2,435	816	3,941
Transportation costs	5,720	5,984	10,170	8,682	6,408
Total operating cost	85,728	65,097	96,454	108,007	82,938
Total operating cost (C1) (US$ per pound)	$ 3.14	$ 2.26	$ 2.42	$ 2.92	$ 2.99

TASEKO MINES LIMITED Management's Discussion and Analysis

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Site operating costs	86,067	68,917	100,495	107,712	79,804
Capitalized stripping costs	30,765	38,082	1,981	3,631	10,732
Total site costs - 100% basis	116,832	106,999	102,476	111,343	90,536

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized derivative gains and losses;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt, net of capitalized interest;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gain on sale of finished goods inventory;

• Inventory write-ups to fair value that was sold or processed;

• Accretion on Florence royalty obligations;

• Accretion on Cariboo consideration payable;

• Tax effect of sale of non-recurring interest; and

• Non-recurring other expenses for Cariboo adjustment.

Management believes these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(28,560)	(21,207)	(180)
Unrealized foreign exchange (gain) loss	(40,335)	2,074	40,462	(7,259)
Unrealized derivative loss (gain) and fair value adjustments	9,489	23,536	(25,514)	1,821
Other operating costs[1]	-	-	4,132	4,098
Inventory write-ups to fair value that was sold or processed[2]	-	-	1,905	3,266
Accretion on Florence royalty obligation	6,201	2,571	3,682	3,703
Accretion on Cariboo consideration payable	4,484	664	4,543	9,423
Tax effect of sale of non-controlling interest in New Prosperity	(9,285)	-	-	-
Estimated tax effect of adjustments	(5,447)	(7,228)	2,465	(6,644)
Adjusted net (loss) income	(13,025)	(6,943)	10,468	8,228
Adjusted EPS	$ (0.04)	$ (0.02)	$ 0.03	$ 0.03

1 Other operating costs relate to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.

2 Inventory write-ups to net realizable value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted net (loss) income in the period when the inventories were sold or processed.

(Cdn$ in thousands)	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Net (loss) income	(10,953)	18,896	38,076	871
Unrealized foreign exchange loss (gain)	5,408	13,688	(14,541)	14,582
Unrealized derivative loss and fair value adjustment	10,033	3,519	1,636	4,518
Other operating costs[1]	10,435	-	-	-
Call premium on settlement of debt	9,571	-	-	-
Loss on settlement of debt, net of capitalized interest	2,904	-	-	-
Gain on Cariboo acquisition	-	(47,426)	-	-
Gain on acquisition of control of Gibraltar[2]	-	(14,982)	-	-
Realized gain on sale of inventory[3]	3,768	13,354	-	-
Inventory write-ups to fair value that was sold or processed[4]	4,056	-	-	-
Accretion on Florence royalty obligation	2,132	3,416	-	-
Accretion on Cariboo consideration payable	8,399	1,555	-	-
Non-recurring other expenses for Cariboo adjustment	394	138	(916)	1,244
Estimated tax effect of adjustments	(15,644)	15,570	(194)	(1,556)
Adjusted net income	30,503	7,728	24,061	19,659
Adjusted EPS	$ 0.10	$ 0.03	$ 0.08	$ 0.07

1 Other operating costs relate to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.

2 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventory to fair value for Taseko's 87.5% interest in Gibraltar at March 25, 2024.

3 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income in the period the inventory was sold.

4 Inventory write-ups to fair value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted net income in the period the inventories were sold or processed.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized derivative gains and losses;

• Amortization of share-based compensation expense;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gains on sale of finished goods inventory;

• Inventory write-ups to net realizable value that was sold or processed; and

• Non-recurring other expenses for Cariboo acquisition.

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(25,814)	(21,207)	(180)
Depletion and amortization	25,210	22,458	24,641	20,466
Finance and accretion expenses	23,943	15,567	21,473	25,685
Finance income	(124)	(1,330)	(1,674)	(1,504)
Income tax (recovery) expense	(27,439)	(6,900)	11,707	(200)
Unrealized foreign exchange (gain) loss	(40,335)	2,074	40,462	(7,259)
Unrealized derivative loss (gain) and fair value adjustments	9,489	22,846	(25,514)	1,821
Share-based compensation expense (recovery)	4,820	5,349	(323)	1,496
Other operating costs	-	-	4,132	4,098
Inventory write-ups to fair value that was sold or processed[1]	-	-	1,905	3,266
Adjusted EBITDA	17,432	34,250	55,602	47,689

1 Inventory write-ups to fair value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted EBITDA in the period when the inventories were processed.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Net (loss) income	(10,953)	18,896	38,076	871
Depletion and amortization	13,721	15,024	13,326	15,993
Finance and accretion expense	21,271	19,849	12,804	14,285
Finance income	(911)	(1,086)	(972)	(322)
Income tax (recovery) expense	(3,247)	23,282	17,205	12,041
Unrealized foreign exchange loss (gain)	5,408	13,688	(14,541)	14,582
Unrealized derivative loss	10,033	3,519	1,636	4,518
Share-based compensation expense	2,585	5,667	1,573	727
Other operating costs	10,435	-	-	-
Call premium on settlement of debt	9,571	-	-	-
Loss on settlement of debt	4,646	-	-	-
Gain on Cariboo acquisition	-	(47,426)	-	-
Gain on acquisition of control of Gibraltar[1]	-	(14,982)	-	-
Realized gain on sale of inventory[2]	3,768	13,354	-	-
Inventory write-ups to fair value that was sold or processed[3]	4,056	-	-	-
Non-recurring other expenses for Cariboo acquisition	394	138	-	-
Adjusted EBITDA	70,777	49,923	69,107	62,695

1 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko's 87.5% interest in Gibraltar at March 25, 2024.

2 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventory was sold.

3 Inventory write-ups to fair value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted EBITDA in the period when the inventories were processed.

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2025	2024	2025	2024
(Loss) earnings from mining operations	(502)	44,948	15,864	69,367
Add:
Depletion and amortization	25,210	13,721	47,635	28,745
Realized gain on sale of inventory[1]	-	4,633	-	17,987
Realized gain on processing of ore stockpiles[2]	-	3,191	-	3,191
Other operating (income) costs	(4,008)	10,435	(4,008)	10,435
Earnings from mining operations before depletion, amortization and non-recurring items	20,700	76,928	59,491	129,725

1 Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to earnings from mining operations in the period the inventory was sold.

2 Realized gain on processing of ore stockpiles relates to stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently processed.  These write-ups have been added back to earnings from mining operations in the period the inventories were processed.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Site operating costs (included in cost of sales)	86,067	68,917	100,495	107,712	79,804
Tons milled (thousands)	7,663	7,898	8,250	7,572	5,728
Site operating costs per ton milled	$ 11.23	$ 8.73	$ 12.18	$ 14.23	$ 13.93

TASEKO MINES LIMITED Management's Discussion and Analysis

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023, which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025, which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA.  Mr. Weymark is employed by the Company as Vice President, Engineering and is a Qualified Person as defined by NI 43-101.